1. NAME OF REPORTING PERSONS
S.S OR I.R.S. IDENTIFIACTION NOS. OF ABOVE PERSONS
AHMED HUSSEIN  ###-##-####

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
3 SEC USE ONLY
4 SOURCE OF FUNDS   PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  2(D) OR 2 (E)
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  UNITED STATES AND EGYPT
7 SOLE VOTING POWER
   1,147,000
8 SHARED VOTING POWER
    0
9 SOLE DISPOSITIVE POWER
   1,147,000
10 SHARED DISPOSITIVE POWER
   0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,147,000
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   18.46%
14 TYPE OF REPORTING CLASS
   IN
          This document constitutes Amendment No. 2 ("Amendment No. 2") to the schedule 13D filed by the undersigned (the "Schedule 13D") on or about
January 8, 1997.  Except as specifically amended by this Amendment No. 2, the
 Schedule 13D, as amended, remains in force and effect.

Item 4 is amended as follows:

Item 4.  Purpose of Transaction.

	The Reporting Person has developed concerns about the performance of the Issuer's management, the structure of the Board of Directors and its Nomination and Compensation Committees. In connection therewith, the Reporting Person has had discussions with management of the Issuer and certain stockholders. Based upon the Reporting Persons concerns, the Reporting Person may, at the 1999 Annual Meeting, seek to elect through solicitation of proxies or otherwise one or more of his representatives to the Board of Directors of the Issuer. The Reporting Person may cumulate his votes for one or more of his nominees at the 1999 Annual Meeting. The Reporting Person may also seek to meet with other stockholders concerning matters raised in this Schedule 13D and corporate governance issues. The Reporting person may in the future propose other matters for consideration and approval by the Issuer's stockholders or the Board of Directors, including amendments to the Issuer's by-laws to eliminate certain provisions which the Reporting Person believes are designed to benefit incumbent management and the Board of Directors of the Issuer and to eliminate the Issuer's shareholder rights plan.
   Mr. Hussein intends to review his investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions. He may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of his Shares or changing his intention with respect to any and all matters referred to in Item 4.

Item 5 (a) is amended as follows:

Item 5 Interest in Securities of the Issuer.

	(a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 6,213,666 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 1999.

	As of the close of business on June 18, 1999, Mr. Hussein beneficially owns 1,147,000 Shares of Common Stock, constituting approximately 18.46% of the Shares outstanding.

Signatures

	After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 1999                      /s/Ahmed Hussein
                                              Ahmed Hussein